Mail Stop 4561
      June 12, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2005
		File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your Memorandum dated October 6, 2005 and your response letter dated May 9, 2006 and have the following comments.
We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.


Form 10-K for the year ended December 31, 2005:

Note 21-Derivative Instruments and Hedging Activities, page 77

1. You have indicated that you had engaged a specialist in interest rate hedging advisory and in the valuation of derivatives to assist you in developing your new assessment methodology. We presume this specialist assisted in the design of your assessment tests described in your May 9, 2006 letter. Please advise us if that is not the case. Regarding the methodology, please advise us how you determined that this was a valid statistical methodology. In this regard please tell us:
* how the shock scenarios were determined (i.e. were they based on some form of statistical modeling);
* why you chose the shock basis point increments described in your
May 9, 2006 letter;
* whether you believe these basis point increments are realistic increments for scenarios which could potentially occur;
* your basis for concluding that it was not necessary to consider smaller basis point increments as part of your analysis; and
* whether you must pass all of the scenarios, including the base scenario, to have met the effectiveness test on a retrospective and prospective basis.

You also indicate that you evaluate the entire set of effectiveness test results for each hedging relationship each quarter to determine if the hedging relationship qualifies as highly effective. If you have concluded that all scenarios do not have to pass to conclude that the hedging relationship is highly effective, please explain how you have concluded what number or which scenarios must pass satisfy the effectiveness criteria.

2. We have reviewed your response to comment 2 of our letter dated
April 4, 2006 regarding your new methodology for assessing hedge effectiveness as well as for measuring and recording hedge effectiveness. Please provide us with your hedge documentation at inception for this new method and an illustration of how you have evaluated the results for assessing effectiveness. We assume the documentation of your testing methodology will clearly identify which outcomes or data points are subject to each specific part of your testing methodology. Please provide sufficient materials to clarify this point.

3. To help us better understand your process please provide us a flow chart of your testing methodology that:
* describes each test in sequence; and
* identifies which outcomes or data points are subject to each specific part of your testing methodology.

4. We have reviewed the memorandum dated October 6, 2005, which discusses your change in methodology to measure and record hedge effectiveness. The October 6, 2005, discussion of the new methodology indicates that you only planned to perform the additional shocking scenarios when the fair value of the swap as of the current effectiveness testing date is less than 2% of the swap
notional amount.  Accordingly, in order to obtain a more
accurate
assessment of the effectiveness of the hedging relationship, you would perform interest rate shock scenarios. This memo indicates that you would use shocks of + / - 50 and 100 basis points, and that these shock results would be considered in the assessment of whether the hedge is highly effective. This methodology appears inconsistent with the policy outlined in your May 9, 2006 response letter since this methodology appears to indicate the additional shock testing is done only in certain cases, while the May 9, 2006 response appears to indicate these additional shocks are done for every hedging relationship. Additionally, the number of shock scenarios appears to have been expanded from the October 6, 2005 memo. In your response, please reconcile these inconsistencies. Also, please indicate how you have concluded that the steps you have described for effectiveness testing do not, in effect, result in the use of more than one methodology, i.e., (1) cumulative dollar value offset and if cumulative dollar offset fails (2) use of different rate shock scenarios, to evaluate effectiveness during any period, an approach that appears inconsistent with the guidance in paragraph 62 of SFAS 133 and DIG E7.


* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427 or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant

Mark R. McCollom
Sovereign Bancorp Inc.
January 5, 2006
Page 3


Mark R. McCollom
Sovereign Bancorp Inc.
June 12, 2006
Page 3